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                                                           EXHIBIT 1

                           NEXTEL SECURITIES AGREEMENT

     The Parties have, as an integral part of their marital settlement, reached a settlement of all issues and wish to set forth the essential terms having to do with the Nextel Communications, Inc. stock and options (collectively, the "Nextel Securities") owned by the Parties in this Agreement, which will be binding and enforceable between them. This Agreement shall be effective as of October 10, 1997.

     1. PROPERTY DIVISION. The Parties shall allocate to Wendy P. McCaw ("Wife") 9,257,659 shares of common stock of Nextel, together with the following options (collectively, the "Nextel Options"):
            i.   Motorola 1999:        452,207
            ii.  Nextel 1999:        3,391,553
            iii. Motorola 2001:      1,116,990
            iv:  Nextel 2001:        1,525,725

     2. ALLOCATION. The Nextel shares allocated to Wife will be distributed free of all liens and encumbrances and will be vested in Wife's name. The Nextel shares shall be freely transferable by Wife, subject to compliance with the applicable securities and other laws and SEC regulations, including insider trading rules, and, to the extent applicable to Wife, Company-established policies and rules relating to insider trading and non-public information. Except for the shareholder rights and minority protections in Sections 7 through 9 herein which shall supersede the following provisions, Wife's ownership of shares in Nextel shall be subject to terms and restrictions contained in the Stock Purchase Agreement dated April 4, 1995; the Securities Purchase Agreement dated April 4, 1995; the Amended and Restated Limited Liability Company Agreement of Digital Radio, L.L.C. ("Digital Radio"); the Multibank Credit Agreement dated July 28, 1995; the Borrower Pledge Agreement; the Third Party Pledge Agreements; the Amended and Restated Multibank Credit Agreement dated July 28, 1997; the First Amendment to Amended and Restated Multibank Credit Agreement dated August 29, 1997; and the Motorola Drawdown dated September 3, 1997.

     3. CLOSING. The Parties shall use best efforts to transfer stock of Nextel to Wife by October 31, 1997, subject to the provisions of
          Section 6 below.

     4. NEXTEL SHARES. As an integral part of the distribution of Nextel stock from Digital Radio to Eagle River Investments, LLC ("Eagle River"), Wife agrees to assume and guarantee her proportionate share, or at least $101,800,581 thereof, of total debt in Digital Radio, based on the ratio of her deemed ownership of units in Digital Radio (through Eagle River) to the total units in Digital Radio, or, if such assumption and guarantee is administratively burdensome, instead to guarantee an equal amount of new Digital Radio debt replacing and paying down the existing Digital Radio debt. Wife also agrees to continue her guarantee of such debt upon transfer of her Nextel shares to Eagle River and to assume such debt upon the transfer of such shares to her from Eagle River. Rather than performing as discussed in the preceding portion of this paragraph, Wife shall have the option of retaining part or all of her Nextel shares in Eagle River or Digital Radio as set forth in paragraph 6 below. In such case, the Parties will discuss a mechanism pursuant to which Wife can require such stock to be sold by Digital Radio and/or Eagle River with Wife to bear the tax consequences of any such


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          sale, subject to all SEC rules, including insider trading rules and
          Company-established policies and rules regarding insider trading and non-public information.

     5. NEXTEL OPTIONS. Wife will receive the benefits of ownership of the Nextel Options through Digital Radio. The Nextel Options are exercisable only by Craig O. McCaw ("Husband") or entities he controls and Husband has represented that ownership cannot be directly transferred to Wife under the terms of the applicable option agreements. Since the Nextel Options cannot be transferred, the Parties intend to enable Wife to have, as closely as possible, the same rights as she would have had if she directly owned them. Wife will indemnify Husband against and pay the tax liability arising from the exercise of the Nextel Options for her benefit, including any tax costs internal to the entities that actually hold and exercise the Nextel Options, and Wife will pay all exercise costs of all Nextel Options.

     6. WIFE'S OPTION. Wife shall have the option of retaining part or all of her Nextel shares in Eagle River and/or Digital Radio on the following terms and conditions. (Wife's rights as to Nextel Options are as described in paragraph 5.) The LLC Agreement of Eagle River would be amended to continue her as a member and to accurately reflect her separate interest in Nextel. Upon 30 days notice and, notwithstanding any restrictions to the contrary in the limited liability company agreements of Eagle River or Digital Radio, Wife would be entitled to cause Eagle River and/or Digital Radio to distribute Wife's Nextel stock to her. Any such distribution to her would be free and clear of all liens and liabilities and Husband will use best efforts to assure that, after any such distribution, Wife will have those existing rights that are applicable to Nextel in its present status within Digital Radio and/or Eagle River. Alternatively, Wife shall have the right to require Eagle River and/or Digital Radio to sell her proportionate share of Nextel stock at her sole cost, effort and expense, and to receive the proceeds therefrom as a distribution, all subject to applicable securities and other laws and SEC regulations, and, to the extent applicable to Wife, all Company-established policies and rules regarding insider trading and non-public information. Wife will bear the tax consequences of any such sale. Wife will be able freely to pledge or mortgage her interest in Eagle River, provided that any such pledgee or mortgagee holder will agree that, in the event of any foreclosure, the only requirement of Eagle River is that it distribute to such pledgee or mortgagee holder Wife's Nextel stock and its only rights with respect to Eagle River will be to obtain such Nextel stock. The Parties agree that the tax issues relating to withdrawal of the Nextel stock will be handled in the same manner as the Parties utilize with respect to other securities being dealt with as a result of their marital settlement. Prior to distribution, Wife would have approval rights with respect to any changes in the Eagle River and/or Digital Radio governing documents that would adversely effect her Nextel stock. If a majority in interest of the Eagle River and/or Digital Radio members approves changes in the Eagle River and/or Digital Radio governing documents, and Wife disapproves of such changes, and the changes do not discriminate against her interest and apply uniformly to all other Eagle River and/or Digital Radio members, then Eagle River and/or Digital Radio may distribute Wife's Nextel stock to her if she does not withdraw her disapproval. Wife's rights under this paragraph are subject to applicable law,


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          including securities laws, and to the Nextel documents listed in paragraph 2 hereof.

     7. TAG ALONG. Wife will have tag along rights with respect to Nextel in connection with any sale or transfer or series of related sales by Husband or an entity controlled by him of control of Nextel or of 50% or more of the interest in Nextel owned by him or any of his controlled entities.

     8. REGISTRATION RIGHTS. Wife will not receive any demand registration rights with respect to Nextel other than those she may otherwise have by virtue of other agreements. Wife will receive piggyback registration rights as to any registration in which Husband or any of his affiliates has a right to register any Nextel shares.

     9. INFORMATION RIGHTS. Wife shall, at her option, have the right to receive the following information from Husband with respect to Nextel beginning at the earliest of a) 60 days prior to the time they must exercise any Nextel options, or b) such earlier time as Husband reaches a decision whether to exercise or c) directs the investigation of financing alternatives: (i) whether Husband intends to exercise such Nextel options; and (ii) all of the written information available to him upon which he has based his decision. Wife will not use any non-public information given to her pursuant to this paragraph 9 in connection with publicly purchasing or selling Nextel securities nor will she improperly disclose such non-public information to third parties.

     10. DISPUTE RESOLUTION. The Parties agree to resolve any disputes under this Agreement in the same manner as they utilize to resolve other disputes arising out of their marital settlement.

     11. AMENDMENTS, ETC. This Agreement supersedes any and all other prior understandings or agreements concerning the ownership of the Nextel Securities. The Parties may in connection with other matters arising out of the settlement of their marital property, amend, modify of supplement the terms and provisions of this Agreement, but such amendments, modifications or supplements shall not be effective unless set forth in a writing executed by both Parties dated subsequent hereto.

     12. OTHER. This Agreement a) may be specifically enforced, and the Parties agree that in cases where specific enforcement is feasible, it will not be urged that a remedy at law is adequate or preferable; b) is governed by Washington law; c) shall be kept confidential except as reasonably determined by each party in the ordinary course of business; d) may be executed in multiple counterparts and by FAX; e) shall remain in full force and effect in case of the death of either or both Parties and may be enforced by or against the estate of either. Each party warrants that he or she has been fully advised by counsel with respect to this Agreement.



/s/ Craig O. McCaw                      /s/ Wendy P. McCaw
---------------------------------       ---------------------------------
Craig O. McCaw                          Wendy P. McCaw


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